Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Quarter 2017
Earnings
Income before income taxes	$2,243
Add/(Deduct):
Equity in net income of affiliated companies	(346)
Dividends from affiliated companies	54
Fixed charges excluding capitalized interest	1,065
Amortization of capitalized interest	10
Earnings	$3,026

Fixed Charges
Interest expense	$1,023
Interest portion of rental expense (a)	42
Capitalized interest	6
Total fixed charges	$1,071

Ratios
Ratio of earnings to fixed charges	2.8
__________
(a) One-third of all rental expense is deemed to be interest.